Special Meeting of Shareholders

In connection with the a change in ownership of J O Hambro Capital Management Limited (“JOHCM”) and JOHCM (USA) Inc. (“JOHCM USA”), a Special Meeting of Shareholders of the JOHCM Funds was held on August 31, 2017 and September 21, 2017, as applicable, to:

1. Approve a new investment advisory agreement between Advisers Investment Trust, on behalf of the JOHCM Funds, and JOHCM, the investment adviser to the JOHCM Funds, and

2. Approve a new sub-advisory agreement between JOHCM, on behalf of the JOHCM International Small Cap Equity Fund and JOHCM US Small Mid Cap Equity Fund, and JOHCM USA by shareholders of each of the applicable JOHCM Funds.

The number of votes for, against and abstained were as follows:

Fund	Votes For	Votes Against	Votes Abstained
Asia Ex-Japan Fund – Proposal 1	17,374,873	—	—

Emerging Markets Opportunities Fund – Proposal 1	19,077,172	8,212	107,600

Emerging Markets Small Mid Cap Equity Fund – Proposal 1	529,379	—	—

Global Equity Fund – Proposal 1	20,885,534	8,006	117,942

International Opportunities Fund – Proposal 1	201,514	—	—

International Select Fund – Proposal 1	195,710,376	180,923	1,195,665

International Small Cap Fund - Proposal 1 - Proposal 2	7,758,139 7,754,716	71,484 70,974	669,583 673,516

US Small Mid Cap Equity Fund - Proposal 1 - Proposal 2	527,368 527,368	— —	— —

The proposals were approved as proposed.